

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2013

Via E-mail
Joseph Wade
President and Chief Executive Officer
Embarr Downs, Inc.
205 Avenue Del Mar # 984
San Clemente, CA 92674

**Re: Embarr Downs, Inc.
Amendment No. 3 to Form 10-12G
Filed November 19, 2013
File No. 000-55044**

Dear Mr. Wade:

We have reviewed your response to our letter dated November 18, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Financial Statements, page F-1

Notes to the Financial Statements, page F-6

Note 6 – Subsequent Events, page F-10

1. We note your revised disclosures in note 3 to the financial statements and the pro forma financial statements. However, as originally requested, please revise to reflect the reverse stock split throughout the entire document. In this regard, Item 10, sales of unregistered securities on page 34, Item 7, and page F-9 and page F-14 of the notes to the financial statements remain unchanged. Please revise accordingly.

Exhibit 10.7

2. We note your response to prior comment 3. Please confirm that, upon execution of the line of credit, you will file the definitive agreement as an exhibit to the next periodic report or Securities Act registration statement, as applicable.

      You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any questions you may have.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel